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EXHIBIT (l)


                                November 28, 2000

LMCG Funds

         In connection with your sale to me today of 10,000 shares of beneficial interest of LMCG Technology Fund and one share of beneficial interest of each of LMCG Small Cap Growth Fund, LMCG Mid Cap Growth Fund and LMCG Small Cap Tax-Sensitive Fund (the "Shares" of the "Funds"), for cash at a price of $10.00 per share and an aggregate purchase price of $100,030.00, I understand that: (i) the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"); (ii) your sale of the Shares to me is in reliance on the sale's being exempt under Section 4(2) of the Act as not involving any public offering; and (iii) in part, your reliance on such exemption is predicated on my representation, which I hereby confirm, that I am acquiring the Shares for investment and for my own account as the sole beneficial owner hereof, and not with a view to or in connection with any resale or distribution of any or all of the Shares or of any interest therein. I hereby agree that I will not sell, assign or transfer the Shares or any interest therein except upon repurchase or redemption by the relevant Fund unless and until the Shares have been registered under the Act, or you have received an opinion of your counsel indicating to your satisfaction that such sale, assignment or transfer will not violate the provisions of the Act or any rules and regulations promulgated thereunder.

         This letter is intended to take effect as an instrument under seal, shall be construed under the laws of Massachusetts, and is delivered at Boston, Massachusetts, as of the date written above.


                                                 Very truly yours,


                                                 /s/ Lee P. Munder
                                                 -------------------------------
                                                 Lee Munder